UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 8, 2015

QLT Inc.

(Exact Name of Registrant as specified in its charter)

British Columbia, Canada	000-17082	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

887 Great Northern Way, Suite 250, Vancouver, B.C.

Canada, V5T 4T5

(Address of principal executive offices)

Registrant’s telephone number, including area code: (604) 707-7000

Not Applicable

(Registrant’s name or former address, if change since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.             Entry into a Material Definitive Agreement.

Merger Agreement:

On June 8, 2015, QLT Inc., a corporation incorporated under the laws of British Columbia (the “Company” or “QLT”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with InSite Vision Incorporated, a Delaware corporation (“InSite Vision”), and Isotope Acquisition Corp., a Delaware corporation and indirect wholly owned subsidiary of the Company (“Merger Sub”), providing for the acquisition of InSite Vision by the Company.  Subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into InSite Vision pursuant to the applicable provisions of the Delaware General Corporation Law (the “Merger”), with InSite Vision surviving the Merger as a wholly owned indirect subsidiary of the Company.

The Boards of Directors of InSite Vision and the Company have each unanimously approved the Merger Agreement and the consummation of the Merger. The Merger Agreement is subject to, among other things, adoption by InSite Vision’s stockholders. The Board of Directors of InSite Vision (the “InSite Board”) unanimously resolved to recommend that the stockholders of InSite Vision vote in favor of the Merger.

Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the effective time of the Merger (the “Effective Time”), each share of InSite Vision’s common stock issued and outstanding immediately prior to the Effective Time (the “InSite Common Stock”) (except shares owned by InSite) will be cancelled and will be automatically converted into the right to receive 0.048 of a validly issued, fully paid and non-assessable common share of the Company (the “Merger Consideration”).  No fractional shares will be issued in connection with the Merger, and InSite Vision’s stockholders will receive cash in lieu of any fractional shares in the Merger pursuant to the terms of the Merger Agreement.

Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the Effective Time, each option to acquire shares of InSite Common Stock that is outstanding and unexercised as of immediately prior to the Effective Time will automatically terminate and have no further effect, and the holder thereof will have no right to receive any consideration therefor. However, holders of any such options will have at least five days prior to the closing of the Merger to fully exercise their options.

Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the Effective Time, each warrant to purchase shares of InSite Common Stock (collectively, the “InSite Warrants”) that is outstanding and unexercised immediately prior to the Effective Time, will become converted into and become a warrant  to purchase common shares of the Company (“QLT Common Shares”) and the Company will assume each such InSite Warrant, in each case in accordance with its terms. Pursuant to the terms of the outstanding InSite Warrants, as a result of the Merger each holder of an InSite Warrant has the right to elect to surrender its InSite Warrant in return for a cash payment equal to the Black Scholes valuation of such holder’s InSite Warrant in lieu of continuing to hold its InSite Warrant, as adjusted for the Merger.

Completion of the Merger is subject to customary closing conditions, including, among other things, (i) the adoption of the Merger by InSite Vision’s stockholders, (ii) the absence of any legal restraints or prohibitions on the consummation of the Merger, and (iii) the effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (the “SEC”) with respect to the QLT Common Shares constituting the Merger Consideration and the listing of QLT Common Shares to be issued in the Merger on NASDAQ and the Toronto Stock Exchange shall have been approved, subject to official notice of issuance.  In addition, the Company’s and InSite Vision’s obligation to complete the Merger is subject to certain other conditions, including (x) subject to the standards set forth in the Merger Agreement, the accuracy of the representations and warranties of the other party, (y) compliance of the other party with its covenants in all material respects, and (z) no events having occurred that would have a material adverse effect on the other party.

The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this type, including, among other things, a covenant of InSite Vision not to solicit alternative transactions or to provide information or enter into discussions in connection with alternative transactions, subject to certain exceptions to allow InSite Vision’s board of directors to exercise its fiduciary duties. In addition, pursuant to the terms of the Merger Agreement, InSite Vision is required to submit to the United States Food and Drug Administration (the “FDA”) a new drug application with respect to BromSite™ (the “BromSite NDA”).  On June 11, 2015, InSite Vision submitted the BromSite NDA to the FDA.  The Company’s obligation to consummate the Merger is conditioned on (1) 60 days having elapsed following the date of the FDA’s receipt of the BromSite NDA for review and the FDA having not issued any written communication to InSite Vision refusing to file the BromSite NDA for review, and (2) 74 days having elapsed following the date of the FDA’s receipt of the BromSite NDA for review and the FDA having not issued any written communication to InSite Vision that asserts a deficiency that is reasonably likely to require one or more additional clinical studies with respect to BromSite™ to be conducted prior to initiating the marketing and sale of BromSite™ in the United States for the treatment of postoperative inflammation and prevention of ocular pain in patients undergoing cataract surgery.

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with superior proposals. Upon the termination of the Merger Agreement, under specified circumstances, InSite Vision will be required to pay the Company a termination fee of $1,170,000.

As structured, the parties expect that the proposed Merger will be taxable to InSite Vision’s stockholders. However, the actual tax treatment of the Merger cannot be determined at this time.

In connection with the consummation of the Merger, InSite Vision’s outstanding 12% Senior Secured Notes (the “Notes”) will become payable on consummation of the Merger, except that certain holders of the Notes have agreed to waive their rights to a mandatory redemption of such holders’ Notes in connection with the consummation of the Merger.  Such holders have agreed that their Notes will mature and the outstanding principal and interest will be payable, six months following the consummation of the Merger.

Secured Note

In connection with the execution of the Merger Agreement, on June 8, 2015, InSite Vision and the Company entered into a secured note (the “Secured Note”) pursuant to which the Company agreed, subject to the terms and conditions thereof, to provide a secured line of credit of up to $9,853,333 to InSite Vision.  Interest accrues on the amounts borrowed at the rate of 12% per annum.

Pursuant to the terms of the Secured Note, InSite Vision borrowed, contemporaneously with execution of the Secured Note, an amount equal to $2,360,000 in connection with InSite Vision’s submission of the BromSite NDA.  Provided that the Merger Agreement has not then been terminated and certain other conditions to borrowing continue to be satisfied, InSite Vision has the right to draw an additional $600,000 to finance certain manufacturing costs, and beginning in June 2015, may also borrow up to $1,100,000 per month until November 30, 2015, and up to $293,333 in December 2015.

The Secured Note is secured by substantially all of the assets of InSite Vision pursuant to the terms of a Security Agreement, dated as of June 8, 2015 (the “Security Agreement”), between InSite Vision and the Company. The Secured Note is further secured by certain copyrights, trademarks, patents and patent applications of InSite Vision pursuant to the terms of an IP Security Agreement, dated as of June 8, 2015 (the “IP Security Agreement”), between InSite Vision and the Company.

All borrowings under the Secured Note will be due and payable 12 months following the termination of the Merger Agreement except that InSite Vision’s obligation to repay those amounts will accelerate and become due and payable on termination of the Merger Agreement under certain circumstances, including if (1) the Company terminates the Merger Agreement as a result of the Board of Directors of InSite Vision (A) changing or withdrawing its recommendation that the stockholders of InSite Vision vote in favor of adoption of the Merger Agreement (the “Board Recommendation”) following the time of its receipt of a Superior Proposal (as defined in the Merger Agreement) or (B) failing to reaffirm the Board Recommendation within five days of the Company requesting such reaffirmation following a publicly announced Company Acquisition Proposal (as defined in the Merger Agreement), (2) InSite Vision terminates the Merger Agreement to engage in a competing transaction, or (3) InSite Vision completes a competing transaction following certain termination events under the Merger Agreement.

Share Subscription Agreement

On June 8, 2015, the Company, Tribute Pharmaceuticals Canada Inc., a corporation existing under the laws of the Province of Ontario, Canada (“Tribute”), POZEN Inc., a Delaware corporation (“Pozen”), Aguono Limited, a private limited company incorporated in Ireland, which following the date hereof will be re-registered as a public limited company and renamed Aralez Pharmaceuticals plc (“Aralez”), Deerfield Private Design Fund III, L.P., Deerfield International Master Fund, L.P., Deerfield Partners, L.P. (together with Deerfield Private Design Fund III, L.P. and Deerfield International Master Fund, L.P., “Deerfield”), Broadfin Healthcare Master Fund, Ltd. (“Broadfin”), JW Partners, LP, JW Opportunities Fund, LLC (together with JW Partners, LP, the “JW Parties”), EcoR1 Capital Fund Qualified, L.P. and EcoR1 Capital Fund, L.P. (together with EcoR1 Capital Fund Qualified, L.P., the “EcoR1 Parties” and, the Company, the Broadfin Parties, the JW Parties and the EcoR1 Parties being referred to herein collectively as the “Co-Investors”) entered into a Share Subscription Agreement (the “Share Subscription Agreement”).  The Share Subscription Agreement provides that, among other things, subject to the terms and conditions set forth therein, Aralez will issue and sell to QLT common shares of Aralez (the “Aralez Shares”) for an aggregate purchase price of $45 million at a price per share of $7.20.  The common shares of Aralez are intended to be listed on NASDAQ and the Toronto Stock Exchange.

The Company intends, following the purchase of the Aralez Shares, and following the closing of the Merger, to effect a special election distribution to each of its stockholders by way of a reduction of the paid-up capital on QLT Common Shares payable, at the election of each such stockholder, in either Aralez Shares or cash, subject to possible pro-ration (the “Distribution”).  Any cash to be distributed pursuant to the Distribution will be funded pursuant to the terms of the Backstop Agreement described below.  Pursuant to the Share Subscription Agreement, Aralez will prepare and file with the SEC a registration statement, and with the securities commissions or similar regulatory authorities in the Canadian Qualifying Provinces (as such term is defined in the Share Subscription Agreement) a prospectus with respect to the Aralez Shares on or prior to August 7, 2015 and use commercially reasonable efforts to have the registration statement declared effective and the prospectus filed for purposes of the Distribution.

In addition to customary closing conditions, the Share Subscription Agreement includes the following conditions: (i) the Aralez Shares shall have been approved for listing on NASDAQ and the Toronto Stock Exchange, subject to official notice of issuance; (ii) the conditions of the merger agreement governing the business combination of Tribute and Pozen (the “Aralez Merger Agreement”) shall have been satisfied or waived and the closing of the transactions contemplated thereby shall occur concurrently; (iii) there shall be no pending suit, action or proceeding reasonably likely to have a material adverse effect on the Company, Aralez or any Co-Investor; and (iv) no material amendment, modification of waiver of a material condition under the Aralez Merger Agreement shall have occurred.

Pursuant to the Share Subscription Agreement, Aralez will take all actions necessary to elect one individual designated by the Company to the board of directors of Aralez following the closing thereunder.

The Share Subscription Agreement may be terminated under certain circumstances, including if the Aralez Merger Agreement has been terminated or if the closing of the transactions contemplated thereby has not been consummated by January 31, 2016.

Aralez Backstop Agreement

On June 8, 2015, the Company entered into a Share Purchase Agreement (the “Backstop Agreement”) with Broadfin, the JW Parties and the EcoR1 Parties (collectively, the “Backstop Purchasers”), pursuant to which the Backstop Purchasers are obligated to purchase from the Company in a private transaction, within three business days of the expiration of the election period for the Distribution, a number of Aralez Shares that the Company stockholders have elected not to receive in the Distribution up to a maximum of $15 million of Aralez Shares (the “Backstop Shares”).

The first $10 million of Backstop Shares will be purchased by Broadfin, with the balance to be purchased by the other Backstop Purchasers on a pro-rata basis.  The per share price to be paid by the Backstop Purchasers in exchange for the Backstop Shares will be equal to the price per share paid by the Company for the Aralez Shares.

QLT Convertible Note Issuance

The Company intends to effect, following the closing of the Merger, a special distribution to the Company’s stockholders in the amount of $25 million, payable by the issuance of convertible redeemable notes (the “Convertible Notes”).  It is anticipated that the Convertible Notes would be transferable but will not be listed on any stock exchange.  The Convertible Notes will be distributed only following the time the Company’s Board of Directors formally approves the terms of the Convertible Notes and their distribution and establishes a record date for such purposes.

It is contemplated that the Convertible Notes will accrue interest at a nominal rate and mature two years from the date of issue (the “Issue Date”).  At any time after three months following the Issue Date and prior to the maturity date, each holder of a Convertible Note will have the right to redeem the principal amount of such holder’s Convertible Note plus all accrued interest thereon for cash.  On the Issue Date, the Company will place a cash amount equal to the principal amount of the Convertible Notes in escrow in an interest bearing account.

At any time after 3 months following the Issue Date and prior to the maturity date, each holder of a Convertible Note would have the right to convert the principal amount of such holder’s Convertible Note plus all accrued interest thereon into common shares of the Company at a price per share representing 135% of the volume weighted average price of the QLT Common Shares for the 10 trading days following the record date set for the distribution of the Convertible Notes.  No fractional shares will be issuable on conversion.

QLT Share Purchase and Registration Rights Agreement

On June 8, 2015, the Company entered into a Share Purchase and Registration Rights Agreement with the Backstop Purchasers (“Purchase Agreement”), pursuant to which the Backstop Purchasers are obligated to purchase from the Company in a private transaction, within two business days of the consummation of the Distribution, $20 million of QLT Common Shares (the “Issuance”) at a price per share of $1.87 reflecting the pre-transaction enterprise value of QLT, plus the purchase price of InSite Vision, less projected adjustments in cash and debt (including the expected impact prior to the Issuance of the distribution of the Aralez Distributions and Convertible Notes). In the event the Subscription Agreement is terminated prior to the consummation of the transactions contemplated thereby, the price per share shall be subject to modification by agreement of the parties to appropriately reflect any cash retained by the Company that otherwise would have been expended by the Company pursuant to the Subscription Agreement.

Each of the Backstop Purchasers is prohibited from transferring the QLT Common Shares purchased pursuant to the Purchase Agreement for 45 days following the Issuance.  The Purchase Agreement may be terminated under certain circumstances, including if the Issuance has not been consummated by April 30, 2016.

The QLT Common Shares purchased by the Backstop Purchasers pursuant to the Purchase Agreement will not be transferable, except pursuant to: (i) an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or a prospectus under applicable Canadian securities laws, (ii) an available exemption from the Securities Act or an available exemption from prospectus requirements under applicable Canadian securities laws, or (iii) Rule 144 of the Securities Act and after expiration of all “hold periods” in Canada.

Pursuant to the Purchase Agreement, the Company will prepare and file within 60 days from the Issuance (i) with the SEC a registration statement, and (ii) with the securities commissions or similar regulatory authorities in the Canadian Qualifying Provinces (as such term is defined in the Purchase Agreement) a prospectus, in each case with respect to the qualification for resale of the QLT Common Shares purchased pursuant to the Purchase Agreement (“Resale”) and use commercially reasonable efforts to have the registration statement declared effective and the prospectus filed for purposes of the Resale.

Liquidity Opportunities Letter Agreement

On June 8, 2015, the Company entered into a letter agreement (the “Liquidity Opportunities Letter Agreement”) with the Backstop Purchasers, pursuant to which the Backstop Purchasers have agreed, during the period from June 8, 2015 until the six month anniversary thereof, to collectively make available to the shareholders of the Company a minimum of $15 million (in the aggregate) of liquidity opportunities. Broadfin will be responsible for $10 million of the aggregate $15 million, JW Parties will be responsible for $3.75 million of the aggregate $15 million, and EcoR1 will be responsible for $1.25 million of the aggregate $15 million.

The foregoing summaries of the Merger Agreement, the Secured Note, the Security Agreement, the IP Security Agreement, the Share Subscription Agreement, the Backstop Agreement, the Purchase Agreement, and the Liquidity Opportunities Letter Agreement (collectively, the “Transaction Agreements”), and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of each such Transaction Agreement (as applicable), copies of which are incorporated by reference from InSite Vision’s Current Report on Form 8-K filed with the SEC on June 8, from Pozen’s Current Report on Form 8-K filed with the SEC on June 11, 2015 or attached to this report and are incorporated herein by reference.

The Transaction Agreements and the above descriptions have been included to provide investors and security holders with information regarding the terms of each such Transaction Agreement. They are not intended to provide any other factual information about the Company, InSite Vision, Merger Sub, Tribute, Pozen, the Co-Investors or their respective subsidiaries or affiliates or stockholders. The representations, warranties and covenants contained in the Transaction Agreements were made only for purposes of the Merger Agreement, the Subscription Agreement, the Secured Note, the Security Agreement, the IP Security Agreement, the Subscription Agreement, the Backstop Agreement, the Purchase Agreement, and the Liquidity Opportunities Letter Agreement (as applicable) and as of specific dates; were solely for the benefit of the parties to the applicable Transaction Agreement; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, InSite Vision, Merger Sub, Tribute, Pozen, the Co-Investors or any of their respective subsidiaries, affiliates, businesses or stockholders. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Transaction Agreements (as applicable), which subsequent information may or may not be fully reflected in public disclosures by the pertinent parties. Accordingly, investors should read the representations and warranties in each of the Transaction Agreements not in isolation but only in conjunction with the other information about the Company, InSite Vision, Merger Sub, Tribute, Pozen, the Co-Investors and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

Item 5.02.                                        Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 7, 2015, the board of directors of the Company approved a recommendation of its compensation committee to immediately accelerate vesting of all unvested options and unvested restricted stock units (“RSUs”) granted to its directors, employees and consultants under, and in accordance with the terms of, the Company’s 2000 Incentive Stock Plan (as amended and restated, the “2000 Plan”).  The board of directors approved the vesting of the options and RSUs in light of certain aspects of the transactions described above, including the Convertible Notes issuance and the Distribution.  The resolution accelerates the vesting of 4,861 unvested options and 4,000 RSUs held by Geoffrey Cox, the Company’s Interim Chief Executive Officer and a director, as well as 86,111 unvested options held by Glen Ibbott, the Company’s Interim Chief Financial Officer.  The resolution also accelerates, in the aggregate (including Mr. Cox’s aforementioned options and RSUs), the vesting of 98,611 unvested options and 64,000 unvested RSUs held by the Company’s directors.  The RSUs converted into common shares on a one-for-one basis upon vesting, in accordance with the terms of the 2000 Plan.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, the Company expects to file a registration statement on Form S-4 with the SEC containing a proxy statement of InSite Vision that also constitutes a preliminary prospectus of the Company. After the registration statement is declared effective InSite Vision will mail a definitive proxy statement/prospectus to stockholders of InSite Vision. This material is not a substitute for the proxy statement/prospectus or registration statement or for any other document that the Company or InSite Vision may file with the SEC and send to the Company’s and/or InSite Vision’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF QLT AND INSITE VISION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY

WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by the Company or InSite Vision through the website maintained by the SEC at http://www.sec.gov and, in the Company’s case, also on the System for Electronic Document Analysis Retrieval (“SEDAR”) website maintained by the Canadian Securities Administrators at www.sedar.com. QLT stockholders may also obtain these documents, free of charge, from the Company’s website at www.qltinc.com under the heading “Investors” and then under the heading “Proxy Circulars” or upon request directly to the Company to the attention of “QLT Investor Relations,” 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada, V5T 4T5.  Copies of the documents filed with the SEC by InSite Vision will be available free of charge on InSite Vision’s website at www.InSiteVision.com or by contacting InSite Vision at 510-747-1220.

QLT and InSite Vision and certain of their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of QLT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Information about the directors and executive officers of InSite Vision is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication constitute “forward-looking statements” of the Company within the meaning of the Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  Forward looking statements include, but are not limited to, statements concerning the Transaction Agreements, the transactions contemplated thereby, and the transactions contemplated in this communication (collectively, the “Proposed Transactions”), including any statements regarding the expected timetable for completing the Proposed Transactions, the effect of the Proposed Transactions on QLT and the QLT stock, the potential benefits and synergies of the InSite Vision acquisition, the future potential of Aralez Pharmaceuticals and any other statements regarding the Company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could,” “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential” and similar expressions.  All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the Proposed Transactions; the risk that a condition to closing the Proposed Transactions may not be satisfied; the Company’s ability to achieve the value creation contemplated by the Proposed Transactions; the Company’s ability to promptly, efficiently and effectively integrate InSite Vision’s operations into its own operations; the diversion of management time on the Proposed Transactions and uncertainties relating to the Company’s development plans, timing and results of the clinical development and commercialization of the Company and InSite Vision’s products and technologies. Additional information concerning these and other factors can be found in the Company’s and InSite Vision’s respective filings with the SEC, including the Company’s and InSite Vision’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  The Company assumes no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Item 9.01.                              Financial Statements and Exhibits.

(d) Exhibits

2.1

Agreement and Plan of Merger, dated as of June 8, 2015, by and among InSite Vision Incorporated, QLT Inc. and Isotope Acquisition Corp. (incorporated by reference from InSite Vision Incorporated’s Current Report on Form 8-K filed with the SEC on June 8, 2015)

2.2

Share Subscription Agreement, dated as of June 8, 2015, by and among QLT Inc., Tribute Pharmaceuticals Canada Inc., POZEN Inc., Aguono Limited, Deerfield Private Design Fund III, L.P., Deerfield International Master Fund, L.P., Deerfield Partners, L.P., Broadfin Healthcare Master Fund, Ltd., JW Partners, LP, JW Opportunities Fund, LLC, EcoR1 Capital Fund Qualified, L.P. and EcoR1 Capital Fund, L.P. (incorporated by reference from POZEN Inc.’s Current Report on Form 8-K filed with the SEC on June 11, 2015)

2.3

Share Purchase Agreement, dated as of June 8, 2015, by and among QLT Inc., Broadfin Healthcare Master Fund, Ltd, JW Partners, LP, JW Opportunities Fund, LLC, EcoR1 Capital Fund Qualified, L.P. and EcoR1 Capital Fund, L.P.

2.4

Share Purchase and Registration Rights Agreement, dated as of June 8, 2015, by and among QLT Inc., Broadfin Healthcare Master Fund, Ltd, JW Partners, LP, JW Opportunities Fund, LLC, EcoR1 Capital Fund Qualified, L.P. and EcoR1 Capital Fund, L.P.

2.5

Letter agreement, dated as of June 8, 2015, by and among QLT Inc., Broadfin Healthcare Master Fund, Ltd, JW Partners, LP, JW Opportunities Fund, LLC, EcoR1 Capital Fund Qualified, L.P. and EcoR1 Capital Fund, L.P

10.1

Secured Note, dated as of June 8, 2015, by and between InSite Vision Incorporated and QLT Inc. (incorporated by reference from InSite Vision Incorporated’s Current Report on Form 8-K filed with the SEC on June 8, 2015)

10.2

Security Agreement, dated as of June 8, 2015, by and between InSite Vision Incorporated and QLT Inc. (incorporated by reference from InSite Vision Incorporated’s Current Report on Form 8-K filed with the SEC on June 8, 2015)

10.3

IP Security Agreement, dated as of June 8, 2015, by and between InSite Vision Incorporated and QLT Inc. (incorporated by reference from InSite Vision Incorporated’s Current Report on Form 8-K filed with the SEC on June 8, 2015)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

QLT INC.

	By:	/s/ Geoffrey Cox
Name: Geoffrey Cox
Title: Interim Chief Executive Officer

Date: June 12, 2015

EXHIBIT INDEX

2.1

Agreement and Plan of Merger, dated as of June 8, 2015, by and among InSite Vision Incorporated, QLT Inc. and Isotope Acquisition Corp. (incorporated by reference from InSite Vision Incorporated’s Current Report on Form 8-K filed with the SEC on June 8, 2015)

2.2

Share Subscription Agreement, dated as of June 8, 2015, by and among QLT Inc., Tribute Pharmaceuticals Canada Inc., POZEN Inc., Aguono Limited, Deerfield Private Design Fund III, L.P., Deerfield International Master Fund, L.P., Deerfield Partners, L.P., Broadfin Healthcare Master Fund, Ltd., JW Partners, LP, JW Opportunities Fund, LLC, EcoR1 Capital Fund Qualified, L.P. and EcoR1 Capital Fund, L.P. (incorporated by reference from POZEN Inc.’s Current Report on Form 8-K filed with the SEC on June 11, 2015)

2.3

Share Purchase Agreement, dated as of June 8, 2015, by and among QLT Inc., Broadfin Healthcare Master Fund, Ltd, JW Partners, LP, JW Opportunities Fund, LLC, EcoR1 Capital Fund Qualified, L.P. and EcoR1 Capital Fund, L.P.

2.4

Share Purchase and Registration Rights Agreement, dated as of June 8, 2015, by and among QLT Inc., Broadfin Healthcare Master Fund, Ltd, JW Partners, LP, JW Opportunities Fund, LLC, EcoR1 Capital Fund Qualified, L.P. and EcoR1 Capital Fund, L.P.

2.5

Letter agreement, dated as of June 8, 2015, by and among QLT Inc., Broadfin Healthcare Master Fund, Ltd, JW Partners, LP, JW Opportunities Fund, LLC, EcoR1 Capital Fund Qualified, L.P. and EcoR1 Capital Fund, L.P

10.1

Secured Note, dated as of June 8, 2015, by and between InSite Vision Incorporated and QLT Inc. (incorporated by reference from InSite Vision Incorporated’s Current Report on Form 8-K filed with the SEC on June 8, 2015)

10.2

Security Agreement, dated as of June 8, 2015, by and between InSite Vision Incorporated and QLT Inc. (incorporated by reference from InSite Vision Incorporated’s Current Report on Form 8-K filed with the SEC on June 8, 2015)

10.3

IP Security Agreement, dated as of June 8, 2015, by and between InSite Vision Incorporated and QLT Inc. (incorporated by reference from InSite Vision Incorporated’s Current Report on Form 8-K filed with the SEC on June 8, 2015)